February 28, 2018

FORM C

**Offering a Minimum of $10,000.00
and up to $1,070,000.00
of Common Stock of**

ChoiceTrade Holdings, Inc.



This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by ChoiceTrade Holdings, Inc., a Puerto Rico corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Common Stock, $0.01 par value per share, of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein collectively as "Purchasers," or individually as a "Purchaser." The Company intends to raise at least $10,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $99.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "Ownership and Capital Structure – the Offering." To purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through NetCapital Funding Portal, Inc. (the "Portal"). The Portal will be entitled to receive a cash commission that is equal to 4.9% of the funds raised in the Offering.

	Price to Purchasers	Service Fees and Commissions[1]	Net Proceeds
Minimum Individual Purchase Amount	$99.00	$4.85	$94.15
Aggregate Minimum Offering Amount	$10,000.00	$490.00	$9,510
Aggregate Maximum Offering Amount	$1,070,000.00	$52,430.00	$1,017,570

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

This document is generated by a website that is operated by Netcapital Systems, LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through the Portal, an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**
   ChoiceTrade Holdings, Inc.

Eligibility

2. **The following are true for ChoiceTrade Holdings, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

Neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Neville Golvala

Neville Golvala has worked in senior executive positions in the securities industry for over two decades. He has been the Chief Executive Officer of ChoiceTrade Holdings, Inc. since the inception of the Company, in May 2008. Mr. Golvala has a BA and an MBA and holds the Series 4, 6, 7, 24, 27, 55, 63 and 65 securities licenses with FINRA.

Ronald Buckner

Ron Buckner has been the Chief Financial Officer and Executive Vice President of ChoiceTrade Holdings, Inc. since the inception of the Company, in May 2008. Mr. Buckner has a BA degree and is a certified public accountant and holds the Series 4, 7, 24, 27, 62 and 63 securities licenses with FINRA.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Neville Golvala

Securities:	6,897,687
Class:	Common Stock
Voting Power:	80.0%[1]

_____

(1) Total voting power of common and preferred stock held by Mr. Golvala is 80%. This is based on 6,897,687 common votes and 40 million preferred votes.

Neville Golvala

Securities:	4,000
Class:	Preferred Stock
Voting Power:	80.0%[1]

_____

(1) Total voting power of common and preferred stock held by Mr. Golvala is 80%. This is based on 6,897,687 common votes and 40 million preferred votes.

Business and Anticipated Business Plan

6. **Business of the issuer and the anticipated business plan of the issuer.**

Overview

ChoiceTrade is a high-technology, online discount broker, ranked 4 stars by Barron's six times. The Company seeks to democratize investing, by providing a low-cost trading platform, with excellent service and execution. When choosing an online broker, price is the deciding factor for most customers. According to a recent survey, people switch trading platforms due to cost almost 40% of the time. Thus, we believe that our ability to provide the lowest price point is a significant competitive advantage. Beginning in March 2018, we plan to offer zero commission trading in listed stocks and exchange traded funds, or ETFs, and our commissions for other securities like options and over-the-counter, or OTC, stocks are among the lowest in the industry. We also expect to launch our mobile app in 2018. We have a paperless new account application and client on-boarding system that on-boards new accounts from most countries, in an efficient and compliant fashion. Our trading system offers complex option orders – we are the only firm we know of that offers options for a flat fee, regardless of the number of contracts per trade.

We own all our intellectual property, that is, our client on-boarding system, web-trading and mobile technology is all proprietary. We want to now share what we have built with the global online community.

Our technology allows us to scale up very quickly and offer new products such as robo advisor and cryptocurrency without too much additional capital investment. As cryptocurrency investing inevitably becomes more regulated, we believe ChoiceTrade is in a great position to take advantage of this rapidly growing market.

Our business plan focuses on utilizing a low-cost structure that allows us to become profitable at a low price point. We leverage a cloud-based infrastructure to quickly and inexpensively scale to meet the needs of a large number of customers and trades.

Industry

The Company operates in the online, discount brokerage industry. The industry is made up of five or six very large firms, and a multitude of small brokerage firms. The market opportunity for online brokers is quite large. There are approximately $38 trillion in investable assets in the U.S., which have been growing at a compound annual rate of 5%, over the last 10 years. Roughly $4.5 trillion of those assets are self-directed investments. In addition, according to Goldman Sachs, there are 2.2 million active traders in the U.S. and 1.4 million in Europe.

Regulation

The Company's broker-dealer subsidiary is registered with the U.S. Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). Both these agencies regulate the Company.

The securities industry is subject to extensive regulation under federal and state law. Broker-dealers are required to register with the SEC, and to be members of FINRA. Our broker-dealer subsidiary is subject to the requirements of the Securities Exchange Act of 1934 (the "Exchange Act") relating to broker-dealers, including, among other things, minimum net capital requirements under the SEC Uniform Net Capital Rule (Rule 15c3-1), best execution requirements for client trades under SEC guidelines and FINRA rules and segregation of client funds under the SEC Customer Protection Rule (Rule 15c3-3), administered by the SEC and FINRA.

Net capital rules are designed to protect clients, counterparties and creditors by requiring a broker-dealer to have sufficient liquid resources available to satisfy its financial obligations. Net capital is a measure of a broker-dealer's readily available liquid assets, reduced by its total liabilities other than approved subordinated debt. Under the Uniform Net Capital Rule, a broker-dealer may not repay any subordinated borrowings, pay cash dividends or make any unsecured advances or loans to its parent company or employees if such payment would result in a net capital amount below required levels.

As explained in SEC guidelines and FINRA rules, brokers are required to seek the best execution reasonably available for their clients' orders. In part, this requires brokers to use reasonable diligence so that the price to the client is as favorable as possible under prevailing market conditions.

We are subject to a number of state, federal and foreign laws applicable to companies conducting business on the Internet that address client privacy, system security and safeguarding practices and the use of client information.

Competition

We believe that the principal factors on which we compete with other online brokers are brand recognition, size of client base and client assets, ability to attract new clients and client assets, client trading activity, efficiency of operations, technology infrastructure and advancements and access to financial resources. We also believe that the principal factors considered by clients in choosing a brokerage firm are reputation, client service quality, price, convenience, product offerings, quality of trade execution, platform capabilities, innovation and overall value.

The market for brokerage services, particularly electronic brokerage services, continues to evolve and is highly competitive. We experience significant competition and expect this competitive environment to continue. We encounter direct competition from numerous other brokerage firms, many of which provide online brokerage services and are significantly larger than us and have significantly more financial resources than us. These competitors include E*TRADE Financial Corporation, TD Ameritrade, Interactive Brokers, The Charles Schwab Corporation and Fidelity Investments. We also encounter competition from established full-commission brokerage firms such as Merrill Lynch and Morgan Stanley, as well as financial institutions, mutual fund sponsors, online wealth management services and other organizations, some of which provide online brokerage services. Finally, we also compete with a multitude of smaller online brokerage firms.

Compliance Program

The Company has a robust compliance program that enables it to meet and exceed its regulatory mandates. It manages risk in a variety of ways. Our systems comply with the SEC's risk management rule (15c3-5). Our risk management controls are both systemic and report-driven.

Our business activities expose us to various risks. Identifying and measuring our risks is critical to our ability to manage risk within acceptable tolerance levels to minimize the effect on our business, results of operations and financial condition.

Our management team is responsible for managing risk, and it is overseen by our board of directors. We use risk management processes and have policies and procedures for identifying, measuring and managing risks.
Our business exposes us to the several different types of risks that we seek to address through our compliance programs, including operational risk, cyber security risk, market risk, credit risk, liquidity risk, strategic risk, and reputational risk.

Risk is inherent in our business, and therefore, despite our efforts to manage risk through our compliance programs, there can be no assurance that we will not sustain unexpected losses.

Employees and Contractors

The Company's personnel, consisting of both employees and consultants, perform a variety of functions including operations, financial and risk management, compliance and regulatory, new account processing and technology. The Company's broker-dealer subsidiary has a staff of both FINRA-licensed and non-licensed personnel. Several of the Company's licensed personnel possess advanced licenses which allow them to carry out supervisory duties. Additionally, the Company outsources a few functions such as cashiering and securities processing and clearing to its clearing firm(s).

Corporate History and Background.

The Company's subsidiary was initially incorporated in Delaware in March 28, 2000 under the name LetsGoTrade Inc. Thereafter, our subsidiary began doing business under the name and brand ChoiceTrade while retaining LetsGoTrade, Inc. as its corporate name.   On May 13, 2008, the holding company and issuer of the securities in this offering, ChoiceTrade Holdings, Inc., was incorporated in Delaware. On April 18, 2013, the owners of our subsidiary exchanged their ownership in our subsidiary for an equivalent ownership position in ChoiceTrade Holdings. In 2015 ChoiceTrade Holdings, Inc. reincorporated in Puerto Rico and relocated its corporate offices to Puerto Rico, as did its broker dealer subsidiary in 2017. Being incorporated in and conducting business from Puerto Rico affords the Company an advantageous tax rate.

Competitive Advantages

The Company has a lower cost structure than most of its competitors. This enables us to achieve profitability even after offering zero commission trades (in listed stocks). The lower cost structure is in large part the result of being based in the U.S. territory of Puerto Rico. In 2015, the Company entered into a 20-year agreement with the U.S. territory of Puerto Rico for a tax rate on pretax profit of 4% on qualifying income under Act 20.

The Company believes that by owning its proprietary intellectual property it has a competitive advantage that allows the Company to react quickly to customer needs and trends.

Growth Strategy

The Company intends to use on-boarding software, which it believes is superior to that used by other broker- dealers, and an enhanced trading platform along with its low option commission and zero commission listed stock trading to grow its customer base.

We believe that through our proprietary technology, we can provide a full featured online experience for long-term investors and active traders. Our low-cost, scalable systems provide speed, reliability and quality trade execution services for clients. The scalable capacity of our trading system allows us to add a significant number of transactions while incurring minimal additional fixed costs.

We achieve low operating costs per trade by creating economies of scale, utilizing our proprietary transaction-processing systems, continuing to automate processes and locating our operations in the U.S. territory of Puerto Rico, which provides us with a low-cost tax structure. Our low fixed-cost infrastructure provides us with financial flexibility.

We plan to continue to differentiate our offerings through innovative technologies and service enhancements.

For investors who do not wish to self-direct their trades, the Company plans to introduce a robo advisor that will offer baskets of securities based on the investor's risk tolerance, investment objective and other factors. This technology has not yet been developed by the Company and there can be no assurance that it will be achieved.

The Company expects to enter into an arrangement with a cryptocurrency exchange to be able to offer its customers self-directed trading in cryptocurrencies at a low price point. The regulatory landscape surrounding the trading of cryptocurrencies is just beginning to develop and there is great uncertainty regarding how it might evolve. Whereas the Company believes its superior technology will give it a competitive edge as regulation increases and non-compliant firms are either marginalized or driven out of business, there is no guarantee that the Company will be successful in launching this business or that the industry itself will continue to operate.

Intellectual Property

The Company owns all of its technology, which it has created over several years.

Client on-boarding system - Our client on-boarding system can handle a high volume of new accounts in a compliant fashion, thereby meeting and exceeding the regulatory standards required by the SEC and FINRA. Our account application is entirely paperless and manages all forms in a seamless client experience.

Easy to use trading website – The Company's software has been built with utility and simplicity in mind. It caters to the full spectrum of online, computer savvy customers. The Company offers trading in equities, ETFs and options, including complex option orders up to four legs. Our client user interface is easily navigable and offers real-time quotes and buying power. Our middleware addresses many of our risk management parameters and thresholds while providing some of the reports required to effectively manage our business. Our FIX gateway and back-end routing engine allows us to route orders to various market centers and maximize trade execution for our customers at the best price. Whereas our mobile offering is currently browser-based, we are developing an app for handheld devices that we expect to launch in the first half of 2018. We expect that the app will offer all the features available on our web trading application while sticking to our theme of simplicity and ease of use.

Trade simulation software – The Company has trade simulation software that it intends to enhance using some of the proceeds of the offering and monetize by offering it at a small fee after an initial free period.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in ChoiceTrade Holdings, Inc. speculative or risky:**

An investment in this Offering involves a high degree of risk. You should carefully consider the risks described below, together with all the other information included in this Form C before making an investment decision. If any of the following risks occurs, our business, financial condition or results of operations could suffer. In that case, the value of our common stock could decline, and you may lose all or part of your investment.

Risk Factors Relating to Our Business

Risks relating to our use of forward-looking statements.

Information provided concerning this Offering and the Company's business may contain forward-looking statements, which reflect management's current view with respect to future events and the Company's performance. Such forward-looking statements may include projections with respect to market size and acceptance, revenues and earnings, marketing and sales strategies, and business operations. The Company operates in a highly competitive business environment. The Company's business is and will continue to be affected by government regulation, economic, political and social conditions, consumer response to new and existing products and services, technological developments and, particularly in view of new technologies, the ability to protect intellectual property rights. The Company's actual results could differ materially from management's expectations because of changes in such factors. Other factors and risks could also cause actual results to differ from those contained in forward-looking statements. Due to such uncertainties and the risk factors set forth herein, prospective investors are cautioned not to place undue reliance upon such forward-looking statements.

We operate in a highly competitive industry where many of our competitors have greater financial, technical, marketing and other resources.

The financial services industry is highly competitive, with multiple industry participants competing for the same customers. Many of our competitors have greater resources than we have and offer a wider range of services. The impact of competitors with superior name recognition, greater market acceptance, larger customer bases or stronger capital positions could adversely affect our revenue growth and customer retention. Our competitors may also be able to respond more quickly to new or changing opportunities and demands and withstand changing market conditions better than we can. Competitors may conduct extensive promotional activities, offering better terms, lower prices and/or different products and services or combinations of products and services that could attract current ChoiceTrade customers and potentially result in price wars within the industry. We may not be able to match the marketing efforts or prices of our competitors. Some of our competitors may also benefit from established relationships among themselves or with third parties enhancing their products and services.

In addition, we compete in a technology-intensive industry characterized by rapid innovation. We may be unable to effectively use new technologies, adopt our services to emerging industry standards or develop, introduce and market enhanced or new products and services. If we are not able to update or adapt our products and services to take advantage of the latest technologies and standards or are otherwise unable to tailor the delivery of our services to the latest personal and mobile computing devices preferred by our customers, our business and financial performance could suffer.

Damage to our reputation could adversely impact our business.

Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. These matters include, but are not limited to, dealing with legal and regulatory requirements, money-laundering, privacy, record keeping, sales practices and the proper identification of the legal, reputational, credit, liquidity and other risks. A failure to deliver appropriate standards of service and quality, or a failure or perceived failure to treat clients fairly, can result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may also harm our business.

Changing conditions in financial markets and the economy could adversely affect our financial condition and results of operations.

Our financial results have been adversely affected by turmoil in the financial markets, such as during the economic downturn that particularly characterized the period from late 2008 through 2010, downturns in the economy in general and recent dislocations in the financial markets. As a brokerage firm, changes in the financial markets or economic conditions in the United States and elsewhere in the world could materially adversely affect our business in many ways, including that a market downturn could lead to a decline in the volume of transactions executed for customers and, therefore, to a decline in the revenues we receive from commissions.

We rely heavily on technology, which can be subject to interruption and instability due to operational and technological failures.

We rely on technology, particularly the internet and mobile services to conduct much of our business activity. Our systems and operations, including our primary and disaster recovery data center operations, are vulnerable to disruptions from human error, natural disasters, power outages, computer and telecommunications failures, software bugs, computer viruses or other malicious software, distributed denial of service attacks, spam attacks, security breaches and other similar events. Extraordinary trading volumes or site usage could cause our computer systems to operate at an unacceptably slow speed or even fail. Disruptions to or instability of our technology or external technology that allows our customers to use our products and services could harm our business and our reputation. Should our technology operations be disrupted, we may have to make significant investments to upgrade, repair or replace our technology infrastructure and may not be able to make such investments on a timely basis. While we have made significant investments to ensure the reliability and scalability of our operations, we cannot assure you that we will be able to maintain, expand and upgrade our systems and infrastructure to meet future requirements and mitigate future risks on a timely basis or that we will be able to retain skilled information technology employees. Disruptions in service and slower system response times could result in substantial losses, decreased client service and satisfaction and harm to our reputation. In addition, technology systems, including our own proprietary systems and the systems of third parties on whom we rely to conduct portions of our operations, are potentially vulnerable to security breaches and unauthorized usage. An actual or perceived breach of the security of our technology could harm our business and our reputation. The occurrence of any of these events may have a material adverse effect on our business or results of operations.

Unauthorized disclosure of confidential customer information, whether through a breach of our computer systems or those of our customers or third parties, may subject us to significant liability and reputational harm.

As part of our business, we are required to collect, use and store customer, employee and third-party personally identifiable information ("PII"). This may include, among other information, names, addresses, phone numbers, email addresses, contact preferences, tax identification numbers and account information. We maintain systems including cyber security procedures designed to securely process, transmit and store confidential information (including PII) and protect against unauthorized access to such information. We also require our third-party vendors to have adequate security if they have access to PII. However, these risks have grown in recent years due to increased sophistication and activities of organized crime, hackers, terrorists and other external parties. Despite these security measures, our systems, and those of our customers and third-party vendors, we have had, and may be vulnerable in the future, to security breaches, phishing attacks, cyberattacks, acts of vandalism, information security breaches and computer viruses which could result in unauthorized access, misuse, loss or destruction of data, financial loss to us and/or our customers, an interruption in service or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of PII, whether by us or by our customers or third-party vendors, could severely damage our reputation, expose us to the risk of litigation and liability, disrupt our operations and have a materially adverse effect on our business. Future legislation and regulatory action regarding cyber security or PII could result in increased costs and compliance efforts.

Because our business model relies heavily on our customers' use of their own personal computers, mobile devices and the internet, our business and reputation could be harmed by security breaches of our customers and third parties. Computer viruses and other attacks on our customers' personal computer systems, home networks and mobile devices or against the third-party networks and systems of internet and mobile service providers could create losses for our customers even without any breach in the security of our systems and could thereby harm our business and our reputation.

Systems failures could significantly disrupt our business and subject us to losses, litigation and regulatory actions.

Our business depends on our and our clearing broker's ability to process, daily, many transactions across numerous and diverse markets, and the transactions we process have become increasingly complex. We rely heavily on our communications and financial, accounting and other data processing systems, including systems maintained by us and systems provided by our clearing broker and service providers. We face operational risk arising from mistakes made in the confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted.

If any of these systems do not operate properly or are disabled, we could suffer financial loss, a disruption of our business, liability to clients, regulatory intervention and fines or reputation damage. Any failure or interruption of our systems, the systems of our clearing broker, or third-party trading systems could cause delays or other problems in our securities trading activities, which could have a material adverse effect on our operating results. Also, our clearing broker provides our principal disaster recovery system. We also are implementing new technology platforms, and failures in connection with such implementation may cause disruption to our operations, which could result in liability and reputation damage. We cannot assure you that we or our clearing broker will not suffer any systems failures or interruption, including ones caused by earthquake, fire, other natural disasters, power or telecommunications failure, act of God, act of war, cyberattacks, unauthorized access, viruses, human error, terrorism, or otherwise, or that our or our clearing broker's back-up procedures and capabilities in the event of any such failure or interruption will be adequate.

If we need additional capital to fund our operations, we may not be able to obtain sufficient capital and may be forced to limit the scope of our operations.

If adequate additional financing is not available on reasonable terms, we may not be able to expand our operations, and we may be forced to modify our business plans accordingly. There is no assurance that additional financing will be available to us.

In connection with our growth strategies, we may experience increased capital needs, and accordingly, we may not have sufficient capital to fund our future operations without additional capital investments. Our capital needs will depend on numerous factors including (i) our profitability; (ii) the release of competitive products by our competition; and (iii) the level of our investment in sales and marketing.

We cannot assure you that we will be able to obtain capital in the future to meet our needs.

If we cannot obtain additional funding, we may be required to: (i) limit our expansion; (ii) limit our marketing efforts; and/or (iii) decrease or eliminate capital expenditures. Such reductions could materially adversely affect our business and our ability to compete.

Even if we do find a source of additional capital, we may not be able to negotiate terms and conditions for receiving the additional capital that are favorable to us. Any future capital investments could dilute or otherwise materially and adversely affect the holdings or rights of our existing shareholders. We cannot give you any assurance that any additional financing will be available to us, or if available, will be on terms favorable to us.

Misconduct by our employees is difficult to detect and deter and could harm our business, future results of operations or financial condition.

Misconduct by our employees could result in violations of law by us, regulatory sanctions and/or serious reputational or financial harm. Misconduct could include:

- engaging in fraudulent or otherwise improper activity;
- binding us to transactions that exceed authorized limits;
- hiding unauthorized or unsuccessful activities, resulting in unknown and unmanaged risks or losses;
- improperly using or disclosing confidential information; or
- otherwise not complying with laws or our control procedures.

We cannot always deter misconduct by our employees, and the precautions we take to prevent and detect this activity may not be effective in all cases. Misconduct by our employees may have a material adverse effect on our business and results of operations.

Our business depends substantially on the experience, skill and continuing efforts of our board of directors, executive officers, and key employees and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers, especially our Chief Executive Officer, Neville Golvala. We do not maintain key man life insurance on any of our executive officers and directors. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers.

Since our officers and directors have substantial influence over our company, the rights of holders of the securities being offered may be materially limited, diluted, or qualified by the rights of other classes of securities and their interests may not be aligned with the interests of our shareholders.

Our officers and directors have significant control over shareholder matters, and the minority shareholders will have little or no control over our affairs. Our officers and directors will own approximately 86% of our outstanding voting securities. The common shares offered for sale are exactly the same as the shares of common stock that are currently outstanding. However, preferred shareholders have superior voting rights. Additionally, our Series A Preferred Stock entitles their holders to 10,000 votes per share, and our CEO owns 100% of our outstanding shares of Series A Preferred Stock, or 4,000 shares of our Series A Preferred Stock, which combined with his common stock ownership, gives our CEO approximately 80% of all votes. Accordingly, our officers and directors will have control over shareholder matters, such as election of directors, amendments to our Certificate of Incorporation, and approval of significant corporate transactions. As a result, the Company's minority shareholders will have little or no control over our affairs.

Our future growth depends on our ability to develop and retain customers.

Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

We may not be able to manage future growth effectively.

If our business plan is successful, we may experience significant growth in a short period of time. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

There is a risk that our forecasts are not correct.

Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

Our quarterly operating results may fluctuate substantially due to the nature of our business and therefore we may fail to meet profitability expectations.

Our operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, including: changes in the capital markets environment which may affect the level of transactions effected on our platform. Accordingly, our results of operations may fluctuate significantly due to an increased or decreased number of transactions in any particular quarter or year.

Risks Relating to our Future Products

Our future automated trading advisor and cryptocurrency products and services subject us to additional risks.

We plan to offer automated trading advisor products through our robo-advisor and we plan to expand our trading platform because we plan to offer customers the ability to trade cryptocurrency. The risks associated with these investment advisory activities include those arising from possible conflicts of interest, unsuitable investment recommendations, inadequate due diligence, inadequate disclosure and fraud. Realization of these risks could lead to liability for client losses, regulatory fines, civil penalties and harm to our reputation and business.

The cryptocurrency exchanges on which cryptocurrency trade are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure than established, regulated exchanges for other products. To the extent that the cryptocurrency exchanges representing a substantial portion of the volume in cryptocurrency trading are involved in fraud or experience security failures or other operational issues, such cryptocurrency exchanges' failures may result in a reduction in the price of cryptocurrency and can adversely affect an investment in us.

The cryptocurrency exchanges on which cryptocurrency trade are new and, in most cases, largely unregulated. Regulators like the SEC have brought and are considering taking action against many of the cryptocurrency exchanges. Furthermore, many cryptocurrency exchanges do not provide the public with significant information regarding their ownership structure, management teams, corporate practices, or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, cryptocurrency exchanges, including prominent exchanges handling a significant portion of the volume of cryptocurrency trading. These potential consequences of a cryptocurrency exchange's failure could reduce the demand and use of cryptocurrency, reduce the value of cryptocurrency, and/or adversely affect an investment in us.

Over the past four years, many cryptocurrency exchanges have been closed due to fraud, failure, or security breaches. In many of these instances, the customers of such cryptocurrency exchanges were not compensated or made whole for the partial or complete losses of their account balances in such cryptocurrency exchanges. While smaller cryptocurrency exchanges are less likely to have the infrastructure and capitalization that make larger cryptocurrency exchanges more stable, larger cryptocurrency exchanges are more likely to be appealing targets for hackers and "malware" (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information, or gain access to private computer systems).

A lack of stability in the cryptocurrency exchange market and the closure or temporary shutdown of cryptocurrency exchanges due to fraud, business failure, hackers or malware, or government-mandated regulation may reduce confidence in cryptocurrency networks and result in greater volatility in cryptocurrency value. These potential consequences of a cryptocurrency exchange's failure could reflect poorly on us even if we are not involved in that failure, and adversely affect an investment in our company.

Risk Factors Relating to Our Industry and Regulatory Environment

Credit risk exposes us to losses caused by third parties' financial or other problems.

We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties include customers, clearing agents, other broker-dealers, exchanges and clearing houses. These parties may default on their obligations owed to us due to bankruptcy, lack of liquidity, operational failure or other reasons. Significant failures by third parties to perform their obligations owed to us could adversely affect our revenues, results of operations and potentially our ability to borrow in the credit markets.

We are subject to various risks associated with the securities industry, any of which could have a materially adverse effect on our business, cash flows and results of operations.

We are subject to uncertainties that are common in the securities industry. These uncertainties include:

• the volatility of domestic and international financial, bond and stock markets;

• extensive governmental regulation;

• litigation;

• intense competition;

• substantial fluctuations in the volume and price level of securities; and

• dependence on the solvency of various third parties.

As a result, our revenues and earnings may vary significantly from quarter to quarter and from year to year. In periods of low brokerage volume, profitability is impaired because certain expenses remain relatively fixed. We are smaller and have less capital than many of our competitors in the securities industry. In the event of a market downturn, our business could be adversely affected in many ways. Our revenues are likely to decline in such circumstances and, if we are unable to reduce expenses at the same pace, our profit margins would erode.

We are subject to extensive regulation, and the failure to comply with these regulations could subject us to penalties or sanctions.

The securities industry and our business are subject to extensive regulation by the SEC, state securities regulators and other governmental regulatory authorities. We are also regulated by industry self-regulatory organizations, including FINRA. The regulatory environment is also subject to change, and we may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other federal or state governmental regulatory authorities, or self-regulatory organizations. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations.

Compliance with many of these regulations involves a number of risks, particularly in areas where applicable regulations may be subject to varying interpretation. The requirements imposed by these regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. Consequently, these regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, principally FINRA. FINRA adopts rules, subject to SEC approval, that govern broker-dealers and conducts periodic examinations of firms' operations.

If we are found to have violated any applicable regulation, formal administrative or judicial proceedings may be initiated against us that may result in:

• censure;

• fine;

• civil penalties, including treble damages in the case of insider trading violations;

• the issuance of cease-and-desist orders;

• the termination or suspension of our business activities;

• the suspension or disqualification of our officers or employees; or

• other adverse consequences.

Extensive or frequent changes in regulations could adversely affect our business and results of operations.

The securities industry is subject to extensive and frequently changing requirements under federal and state securities and other applicable laws and self-regulatory organization rules. The SEC, FINRA, various securities exchanges and other U.S. governmental or regulatory authorities continuously review legislation and regulatory initiatives and may adopt new or revised laws and regulations. Such laws and regulations may be complex, and we may not have the benefit of regulatory or federal interpretations to guide us in compliance. Changes in laws and regulation or new interpretations of existing laws and regulations also could have an adverse effect on our methods and costs of doing business.

Errors and omissions claims may negatively affect our future business and our results of operations in the future.

We are subject to claims and litigation in the ordinary course of business resulting from alleged and actual errors and omissions in effecting securities transactions or providing investment advice. These activities could involve substantial amounts of money. Since errors and omissions claims against us may allege liability for all or part of the amounts in question, claimants may seek large damage awards. These claims can involve significant defense costs. Errors and omissions could include, for example, failure, whether negligently or intentionally, the lack of suitability of investments for any particular client, or a failure to supervise employees. It is not always possible to prevent or detect errors and omissions, and the precautions we take may not be effective in all cases.

Legal liability may harm our business.

Many aspects of our business subject us to substantial risks of liability to customers and to regulatory enforcement proceedings by state and federal regulators. We face significant legal risks in our businesses and, in recent years, the volume of claims and amount of damages sought in litigation and regulatory proceedings against financial institutions have been increasing. In the normal course of our future business, we expect to be the subject of civil actions, regulatory proceedings and arbitrations arising out of customer complaints relating to our activities as a broker-dealer, as an employer or as a result of other business activities. Dissatisfied clients often make claims against securities firms and their brokers for, among other things, negligence, fraud, unauthorized trading, suitability, churning, failure to conduct adequate due diligence on products offered, failure to address issues arising from product due diligence, failure to supervise, breach of fiduciary duty, employee errors, intentional misconduct, unauthorized transactions, improper recruiting activity, and failures in the processing of securities transactions. These types of claims expose us to the risk of significant loss. Also, as a placement agent of securities, we are exposed to substantial liability under federal and state securities laws, other federal and state laws, and court decisions, including decisions about liability and limitations on indemnification of placement agents by issuers.

Therefore, our activities may subject us to the risk of significant legal liabilities to our clients and aggrieved third parties. As a result, we may incur significant legal and other expenses in defending against litigation and may be required to pay substantial damages for settlements and adverse judgments.

While we do not expect the outcome of any pending claims against us to have a material adverse impact on our business, financial condition, or results of operations, we cannot assure you that these types of proceedings, which may generate losses that significantly exceed our reserves, will not materially and adversely affect us. Also, legal or regulatory actions could cause significant reputational harm, which could in turn seriously harm our business prospects.

Failure to comply with capital requirements could subject us to suspension, revocation or fines by the SEC, FINRA or other regulators.

We are subject to the SEC's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital. The Net Capital Rule is designed to measure the general financial integrity and liquidity of a broker-dealer. In computing net capital, various adjustments are made to net worth which exclude assets not readily convertible into cash. The regulations also require that certain assets, such as a broker-dealer's position in securities, be valued in a conservative manner to avoid inflation of the broker-dealer's net capital. The Net Capital Rule requires a broker-dealer to maintain a minimum level of net capital. The particular levels vary depending upon the nature of the activity undertaken by a firm. Compliance with the Net Capital Rule limits those operations of broker-dealers which require the intensive use of their capital. The rule also limits the ability of securities firms to pay dividends or make payments on certain indebtedness such as subordinated debt as it matures. A significant operating loss or any charge against net capital could adversely affect the ability of a broker-dealer to expand or, depending on the magnitude of the loss or charge, maintain its then present level of business. FINRA may enter the offices of a broker-dealer at any time, without notice, and calculate the firm's net capital. If the calculation reveals a net capital deficiency, FINRA may immediately restrict or suspend some or all of the broker- dealer's activities. We may not be able to maintain adequate net capital, or our net capital may fall below requirements established by the SEC and subject us to disciplinary action in the form of fines, censure, suspension, expulsion or the termination of business altogether.

It may be illegal now, or in the future, to acquire, own, hold, sell or use cryptocurrency in one or more countries, and ownership of, holding or trading in or company's securities may also be considered illegal and subject to sanction.

Although currently cryptocurrency is not regulated or lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use cryptocurrency or to exchange cryptocurrency for fiat currency. Such restrictions may adversely affect an investment in our company and hamper our ability to become a cryptocurrency trading platform.

Risk Factors Relating to Owning Our Securities

The common stock offered in this offering will not be freely tradable until one year from the initial purchase date. Although the common stock may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the common stock. Because the common stock has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the common stock has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the common stock may also adversely affect the price that you might be able to obtain for the common stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Purchasers are granting a proxy to vote their Securities to the Company's transfer agent and, thus, will not have the right to vote on any matters coming before the stockholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

At the closing of this offering of our common stock, you will sign a proxy that gives our transfer agent the right to vote the common stock that you are acquiring in this offering on all matters coming before the holders of the common stock for a vote. The transfer agent does not have any fiduciary duty to you to vote your shares of common stock in a manner that is in your best interests. Accordingly, the transfer agent may vote its proxy in a manner that may not be in the best interests of the holders of the common stock. For example, the transfer agent may vote the proxy in favor of an amendment to our certificate of incorporation that adversely affects the rights of the holders of the common stock in order to allow for a new investment to occur where the new investor requires senior rights. By granting a proxy to the transfer agent, you will not have the right to vote your shares on any matters. As a result, you will have no say in any major corporate actions such as amendments to our certificate of incorporation, the creation of securities that are senior to our common stock, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of common stock will be subject to dilution.

Owners of common stock do not have preemptive rights. If the Company conducts subsequent offerings of securities or issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Our preferred stock and that of our broker-dealer subsidiary is owned entirely by our CEO, Neville Golvala. The Terms of the preferred stock of our company and of our subsidiary are undefined and may be set by the board of each company, which Mr. Golvala controls. Accordingly, Mr. Golvala could establish terms for the preferred stock of our company and of our subsidiary that are disadvantageous to you as a holder of our common stock.

The Company's charter does not spell out the specific terms of the outstanding preferred stock. Instead, it gives the board of directors discretion to do so. Mr. Golvala is the sole owner of the preferred stock and he also controls the board of directors. Accordingly, Mr. Golvala has the ability to unilaterally determine the material terms of the outstanding preferred stock that he owns, including dividend rates, liquidation preferences and other material terms. Accordingly, as an owner of common stock, you may be disadvantaged if dividends are paid on the preferred stock of the Company, but pro rata dividends are not paid on the common stock of the Company.

In addition, the Company owns all of the common stock of its broker-dealer subsidiary, LetsGoTrade, but does not own any of the outstanding preferred stock of that subsidiary, which is owned by the Company's CEO, Neville Golvala. The terms of the preferred stock leave the determination of dividends on the preferred stock and other matters relating to the preferred stock up to the board of directors of the subsidiary, which Mr. Golvala controls. Accordingly, Mr. Golvala could cause the broker-dealer subsidiary to pay dividends on the preferred stock without pro rata dividends being paid on the common stock, which may disadvantage the Company as the holder of the common stock of the broker-dealer.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

The Company is offering the Securities under Regulation CF, through the Portal. The Portal is a funding portal member of FINRA and registered with the Securities and Exchange Commission. The Portal will receive cash compensation equal to 4.9% of the value of the securities sold in the Offering. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company must receive commitments from investors in an amount totaling $10,000 by March 31, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the $10,000 by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its sole and absolute discretion to a date no later than May 31, 2018. The Company will accept investments in excess of $10,000 up to $1,070,000.

The Company may conduct the first of multiple or rolling closings of the Offering early if we provide notice about the new Offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

As a perk to investors who invest in the offering, the Company plans to provide the investor with a commission credit of up to the dollar amount of their investment which can be applied to future commissions (for trades completed by December 31, 2019) payable to the Company's broker dealer subsidiary relating to trading in an investor's account maintained at the Company's subsidiary. Such credits shall only be applied against base stock and option commissions and the base option contract fee of 15 cents. Surcharges and other fees shall not be eligible for credit.

8. **What is the purpose of this offering?**

   We plan to use the offering proceeds for (i) technology development, (ii) marketing and business development and (iii) working capital.

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$1,070,000
Less: Commissions to Portal	$490	$52,430
Less: Offering Expenses	$9,500	$9,500
Net Proceeds	$10	$1,008,070
Working Capital	$10	$308,070
Technology development	$0	$350,000
Marketing and business development	$0	$350,000
Total Use of Net Proceeds	$10	$1,008,070

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps the records of all of our outstanding Common Stock, will issue digital securities in the investor's name (a paper stock certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of shares that they own in our company. These securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment. Wordwide Stock Transfer will act as our transfer agent.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with the Portal, browsing to the Investments screen, and click to cancel your investment commitment. The Portal will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the Offering Deadline. We will issue shares in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Common Stock at an offering price of $1.50 per share.

14. **Do the securities offered have voting rights?**

Each share of Common Stock is entitled to one vote on all matters coming before the stockholders of the Company for a vote. Notwithstanding the foregoing, the holders of the Securities have granted a proxy to Worldwide Stock Transfer, who we refer to as the custodian, which gives the custodian the sole and exclusive right to vote the Securities on behalf of the Purchasers of the Securities both in connection with all matters coming before the holders of the Securities for a vote.

The custodian does not have any fiduciary duty to you to vote your shares of common stock in a manner that is in your best interests. Accordingly, the custodian may vote its proxy in a manner that may not be in the best interests of the holders of common stock. For example, the custodian may vote the proxy in favor of an amendment to our articles of incorporation that adversely affects the rights of the holders of the common stock to allow for a new investment to occur where the new investor requires senior rights. By granting a proxy to the custodian, you will not have the right to vote your shares on any matters. As a result, you will have no say in any major corporate actions such as amendments to our articles of incorporation, the creation of securities that are senior to the common stock, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the custodian, who will vote the shares on behalf of all shareholders who purchased shares on the Portal.

16. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security[1]	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	40,000,000	18,092,767	Yes	Each share of common stock is entitled to one vote.
Preferred Stock	100,000	4,000	Yes	Each share of preferred stock is entitled to 10,000 votes.

_____

(1) We have also agreed to issue to a consultant 25,500 common shares in lieu of cash in the amount of $25,500 for services previously rendered to the Company. These shares are anticipated to be issued in 2018 and are not included in the above table.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Warrants	Exercise price of $1.0696, expiration date of 8/31/2019	50,000
Warrants	Exercise price of $0.02, no expiration date	75,850
Warrants	Exercise price of $0.24, no expiration date	467,500
Warrants	Exercise price of $2.00, no expiration date	25,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

Our Series A Preferred Stock entitles its holders to 10,000 votes per share, and our CEO owns 4,000 shares of our Series A Preferred Stock, which combined with his common stock ownership, gives our CEO approximately 80% of all votes. Accordingly, our CEO will have control over shareholder matters, such as election of directors, amendments to our Certificate of Incorporation, and approval of significant corporate transactions. As a result, the Company's minority shareholders will have little or no control over our affairs. See also the response to question 19 below.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The crowdfunding securities being offered are shares of common stock. The common shares offered for sale are exactly the same as the shares of common stock that are currently outstanding. However, preferred shareholders have superior voting rights and rights to receive dividends. One share of preferred stock has the voting equivalent of 10,000 shares of common stock.

The Company's charter does not spell out the specific terms of the outstanding preferred stock. Instead, it gives the board of directors discretion to do so. Mr. Golvala is the sole owner of the preferred stock and he also controls the board of directors. Accordingly, Mr. Golvala has the ability to unilaterally determine the material terms of the outstanding preferred stock that he owns, including dividend rates, liquidation preferences and other material terms. Accordingly, as an owner of common stock, you may be disadvantaged if dividends are paid on the preferred stock of the Company, but pro rata dividends are not paid on the common stock of the Company.

In addition, the Company owns all of the common stock of its broker-dealer subsidiary, LetsGoTrade, but does not own any of the outstanding preferred stock of that subsidiary, which is owned by the Company's CEO, Neville Golvala. The terms of the preferred stock leave the determination of dividends on the preferred stock and other matters relating to the preferred stock up to the board of directors of the subsidiary, which Mr. Golvala controls. Accordingly, Mr. Golvala could cause the broker-dealer subsidiary to pay dividends on the preferred stock without pro rata dividends being paid on the common stock, which may disadvantage the Company as the holder of the common stock of the broker-dealer.

20. **How could the exercise of rights held by the principal shareholders identified in Question 5 above affect the purchasers of the securities being offered?**

As minority owners, the crowd funding investors are subject to the decisions made by the management team or the CEO, who holds voting control. There is a risk that the CEO exercises his voting rights in a manner that is not favorable to the interest of individuals who are minority owners.

21. **How are the securities being offered being valued?**

The value of the securities was determined by the board of directors of the Company on an arbitrary basis based upon the board's consideration of the Company's current financial condition, its prospects and various other factors and comparable companies.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As minority owners, the crowd funding investors are subject to the decisions made by the management team or the Series A Preferred Stock shareholder. There is a risk that their voting rights are exercised in a manner that is not favorable to the interest of individuals who are minority owners.

23. **What are the risks to purchasers associated with corporate actions including:**

- **additional issuances of securities,**

- **issuer repurchases of securities,**

- **a sale of the issuer or of assets of the issuer or**

- **transactions with related parties?**

The issuance of additional securities will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities.

If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline.

A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors.

We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

24. **Describe the material terms of any indebtedness of the issuer:**

Not applicable.

25. **What other exempt offering has ChoiceTrade Holdings, Inc. conducted within the past three years?**

Date of Offering	May 2017
Exemption from registration requirements of Securities Act	Section 4(a)(2)
Securities Offered	Common Stock
Number of Shares Sold	174,777
Price per Share	$0.643681

| **Gross proceeds** | $112,500 |
| **Use of Proceeds** | Technology development and working capital |

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?** Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Revenues decreased for the year ended August 31, 2017 by $121,063, or 12%, to $922,151 from $1,043,214 for the year ended August 31, 2016 as the Company decreased trading in OTC securities.

    Gross profit decreased for the year ended August 31, 2017 by $254,964, or 38%, to $414,568 from $669,532, for the year ended August 31, 2016 because OTC stock trades typically carry higher margins than listed stock trades.

    Expenses decreased for the year ended August 31, 2017 by $365,154, or 40%, to $557,728 from $922,882 for the year ended August 31, 2016 because of decreased revenue and cost cutting.

    As a result of the decrease in expenses in fiscal 2017, as compared to fiscal 2016, we were able to decrease our net loss the year ended August 31, 2017 by $110,191, or 43%, to $143,160 from $253,351 for the year ended August 31, 2016.

    Our cash balance and working capital at August 31, 2017 amounted to $37,469 and $256,143, respectively, as compared to $91,340 and $390,956 at August 31, 2016.

    We believe that our trends will improve, including increases in our revenues and net income when we offer new products such as an automated trading advisor and cryptocurrency trading. We are expanding our trading platform because we expect that we can offer customers the ability to trade cryptocurrency.

    The information contained herein includes forward-looking statements. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity.

We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See Exhibit to this Form C.

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**

        1. **in connection with the purchase or sale of any security?**

        2. **involving the making of any false filing with the Commission?**

        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**

        1. **in connection with the purchase or sale of any security?;**

        2. **involving the making of any false filing with the Commission?**

        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state**

performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

1. at the time of the filing of this offering statement bars the person from:

    1. association with an entity regulated by such commission, authority, agency or officer?

    2. engaging in the business of securities, insurance or banking?

    3. engaging in savings association or credit union activities?

    2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

    2. places limitations on the activities, functions or operations of such person?

    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**

8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

The Company certifies that the answer to Question 30, including all subparts, is no.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf

Opportunity:
    Offering Page JPG: offeringpage.jpg

The stockholders of the Company as of April 19, 2013 entered into a stockholders agreement. The investors in this offering will not be entering into the stockholders agreement. However, the provisions of the stockholders agreement will affect the investors in this offering. The stockholders agreement provides, among other things, the following:

- Directors of the Company may only be removed with the consent of two thirds of the board of directors.

- The Company cannot issue any additional shares without a majority vote of the shareholders party to the stockholders agreement.

- The stockholders agreement imposes transfer restrictions on the stockholders that are party thereto and the ability of the Company to repurchase shares held by stockholders party to the stockholders agreement who transfer stock in violation of the transfer restrictions in the stockholders agreement.

- The stockholders agreement contains a lock up provision (market standoff) in the case of a public offering of the Company's securities.

- The stockholders agreement imposes tag along rights against Neville Golvala's shares such that if he seeks to sell his shares the other stockholders party thereto will have the right to sell to the same buyer on the same terms a proportionate share of their ownership interest in the Company.

- The stockholders agreement terminates on the sooner of (a) the written agreement of all stockholders, (b) the acquisition of all stock of the Company by one stockholder, or (c) upon an underwritten public offering of the Company's equity securities.

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.choicetrade.com. The issuer

must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete
redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.